                                   EXHIBIT 2.2

             AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION




        This Amendment No. 1 (this "Amendment") to the AGREEMENT AND PLAN OF REORGANIZATION dated as of December 22, 1997 (the "Merger Agreement"), by and among Giga-tronics Incorporated, a California corporation ("GIGA-TRONICS"), Giga Micro Corp., a Delaware corporation and a wholly owned subsidiary of Giga-tronics ("MERGER SUB") and Microsource, Inc., a California corporation ("MICROSOURCE") is entered into as of the 17th day of March, 1998 among Giga-tronics, Merger Sub and Microsource. As used herein, "Agreement" shall mean the Merger Agreement, as amended by this Amendment and as may be further amended.

                                    RECITALS

        A. The Boards of Directors of Giga-tronics, Merger Sub and Microsource each have determined to revise the terms of the transactions contemplated by the Merger Agreement, to reflect the following: (i) Merger Sub will merge (the "Merger") with and into Microsource, (ii) each share of common stock, no par value, of Microsource ("Microsource Common Stock") and preferred stock, no par value, of Microsource ("Microsource Preferred Stock," and collectively with Microsource Common Stock, "Microsource Stock"), except for shares of Microsource Stock as to which dissenters' rights, if available, will have been perfected, will be converted into the right to receive cash consideration, in the manner and amount herein described, and (iii) the capital stock of Merger Sub will be converted into shares of Microsource Common Stock, all upon the terms and subject to the conditions set forth herein.

        B. The Board of Directors of Microsource has approved, and has resolved to recommend that the shareholders of Microsource approve the Merger and the Agreement.

        C. The respective Boards of Directors of Giga-tronics and Merger Sub have approved the Merger and the Agreement. Giga-tronics, as the sole shareholder of Merger Sub, has approved the Merger and this Agreement.

        D. The parties do not intend for the transactions contemplated by the Agreement to qualify as a tax-free reorganization in accordance with the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

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                                    ARTICLE I

                         AMENDMENTS TO MERGER AGREEMENT

        1.01. Section 1.01. Exhibit 1.01 to the Merger Agreement is deleted and replaced with Exhibit 1.01 attached hereto.

        1.02. Section 1.02. is amended and restated in its entirety as follows:

        SECTION 1.02. CONVERSION OF SHARES.

        (a) The total purchase price (the "Merger Consideration") payable by Giga-tronics for all of the shares of Microsource Stock shall consist of:

                (i) One Million Five Hundred Thousand Dollars ($1,500,000) payable as soon as practicable after the Effective Time in accordance with
Section 1.03 (the "Initial Purchase Price"), plus

                (ii) An additional amount equal to Seventy-Five Percent (75%) of Net Income before income taxes earned by post-Merger Microsource for the first fiscal year ending March 1999 after the Effective Time (the "First Post-Merger Payment"), plus

                (iii) An additional amount equal to Sixty Percent (60%) of Net Income before income taxes earned by post-Merger Microsource for the second fiscal year ending March 2000 after the Effective Time (the "Second Post-Merger Payment," and collectively with the First Post-Merger Payment, the "Post-Merger Payments").

        For purposes of this Section 1.02, "Net Income" means net income as defined in accordance with generally accepted accounting principles, as applied to Giga-tronics.

        The Post-Merger Payments shall be payable by Giga-tronics as soon as practicable after preparation and audit of financial statements with respect to post-Merger Microsource for the respective fiscal years for which such Post-Merger Payment is earned. Each Post-Merger Payment shall be accompanied by a statement setting forth the Net Income for the relevant period and the calculation of the relevant Post-Merger Payment.

        (b) At the Effective Time:

               (i) Each share of Microsource Common Stock and Microsource Preferred Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Microsource Shares as defined in Section 1.04 hereof, will automatically, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a right to receive from Giga-tronics the Per Share Price (as defined below) and Per Share Post-Merger Payment (as defined below) in the amounts as determined pursuant to this Section 1.02.


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

               (ii) Each share of Microsource Stock issued and outstanding immediately prior to the Merger and owned directly or indirectly by Microsource as treasury stock will be canceled, and no consideration will be delivered in exchange therefor.

               (iii) The Agreement of Merger to be filed will contain the initial price per share of Microsource Common Stock (the "Per Share Price"), and will be equal to (a) One Million Five Hundred Thousand Dollars ($1,500,000) less the Directed Payments (as defined below) divided by (b) the aggregate of the number of shares Microsource Common Stock outstanding plus shares of Microsource Common Stock into which outstanding shares of Microsource Preferred Stock are convertible (including Microsource Dissenting Shares) at the Effective Time (the "Microsource Outstanding Equivalent Number"). All shares of Microsource Stock will be exchangeable into the same Per Share Price as follows:

                        (a) each share of Common Stock of Microsource (the "Microsource Common Shares") will be entitled to receive the Per Share Price;

                        (b) each share of Series A Preferred Stock of Microsource (the "Microsource Series A Shares") will be entitled to receive the Per Share Price multiplied by the number of shares of Microsource Common Stock into which each Microsource Series A Share is convertible;

                        (c) each share of Series B Preferred Stock of Microsource (the "Microsource Series B Shares") will be entitled to receive the Per Share Price multiplied by the number of shares of Microsource Common Stock into which each Microsource Series B Share is convertible;

                        (d) each share of Series C Preferred Stock of Microsource (the "Microsource Series C Shares") will be entitled to receive the Per Share Price multiplied by the number of shares of Microsource Common Stock into which each Microsource Series C Share is convertible;

                        (e) each share of Series D Preferred Stock of Microsource (the "Microsource Series D Shares") will be entitled to receive the Per Share Price multiplied by the number of shares of Microsource Common Stock into which each Microsource Series D Share is convertible.

                        (f) each share of Series E Preferred Stock of Microsource (the "Microsource Series E Shares") will be entitled to receive the Per Share Price multiplied by the number of shares of Microsource Common Stock into which each Microsource Series E Share is convertible;

                        (g) each share of Series F Preferred Stock of Microsource (the "Microsource Series F Shares") will be entitled to receive the Per Share Price multiplied by the number of shares of Microsource Common Stock into which each Microsource Series F Share is convertible.


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

The Microsource Series A Shares, the Microsource Series B Shares, the Microsource Series C Shares, the Microsource Series D Shares, the Microsource Series E Shares, and the Microsource Series F Shares are herein referred to as the "Microsource Preferred Shares."

                (iv) Each share of Microsource Common Stock shall be entitled to receive an additional contingent amount equal to (i) the First Post-Merger Payment divided by the Microsource Outstanding Equivalent Number (the "Per Share First Post-Merger Payment") and (ii) the Second Post-Merger Payment divided by the Microsource Outstanding Equivalent Number (the "Second Per Share Post-Merger Payments" and collectively, the "Per Share Post-Merger Payments"). Each of the Microsource Preferred Shares will be entitled to the applicable Per Share Post-Merger Payment determined in the manner set forth in 1.02(b)(iii).

        (c) From the Initial Purchase Price, Giga-tronics will make certain payments (the "Directed Payments"), including:

               (i)   payments due to the Microsource Advisor;

               (ii) payments reflecting the aggregate principal amount due to a Microsource shareholder pursuant to such shareholder's dissent and appraisal rights relating to Microsource's 1994 reorganization;

               (iii) payments in the aggregate of $25,581.71 due to certain employees of Microsource; and

               (iv) payments to Heller Ehrman White & McAuliffe for accrued and unpaid legal fees and expenses to the extent such fees and expenses exceed $100,000.

The Microsource Advisor shall also be entitled to its allocable portion (3%) of the Post-Merger Payments.

        (d) Each share of Microsource Stock held by Giga-tronics prior to consummation of the Merger shall be included in the Microsource Equivalent Outstanding Number but canceled upon consummation of the Merger and Per Share Price and Per Share Post-Merger Payments paid in exchange therefor.

        (e) If between the date of this Agreement and the Effective Time, the number of outstanding shares of Microsource Stock will have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, the Per Share Price will be correspondingly adjusted.

        1.03. Section 1.03. shall be amended and restated in its entirety as follows:


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

        SECTION 1.03. SURRENDER OF CERTIFICATES.

        (a) Giga-tronics (or such third party as Giga-tronics will appoint) will act as Transmittal Agent (the "Transmittal Agent") for delivery of the Merger Consideration to the holders of Microsource Stock (the "Microsource Shareholders").

        (b) As soon as practicable after the Effective Time, the Transmittal Agent will promptly mail to each holder of record (other than Giga-tronics or Merger Sub or any other subsidiary of Giga-tronics) of a certificate or certificates which immediately prior to the Effective Time represented issued and outstanding shares of Microsource Stock (individually a "Certificate" and collectively the "Certificates"), a letter of transmittal for return to the Transmittal Agent which will specify that delivery will be effected, and risk of loss and the title to the Certificates will pass, only upon receipt of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Transmittal Agent, together with and in accordance with such letter of transmittal, the holder of such Certificate will be entitled to receive in exchange therefor the portion of the Initial Purchase Price that such holder is entitled to receive pursuant to Section 1.02 hereof. Upon such surrender the Transmittal Agent will promptly deliver such portion of the Initial Purchase Price.

        (c) As soon as practicable after the preparation and audit of the financial statements for post-Merger Microsource for the first and second fiscal year ending March of such year following the Effective Time, respectively, the Transmittal Agent will promptly mail to each former holder of shares of Microsource Stock who has surrendered a Certificate for cancellation, together with the letter of transmittal in accordance with Section 1.02(b) above, the applicable Per Share Post-Merger Payment.

        (d) Until surrendered, each Certificate will be deemed for all purposes to evidence only the right to receive the Merger Consideration into which shares of Microsource Stock formerly represented thereby will have been converted pursuant to Section 1.02(a) hereof.

        (e) After the Effective Time there will be no transfers on the stock transfer books of either Microsource (the stock transfer books of which will be closed) or the Surviving Corporation of shares of Microsource Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented for transfer to the Transmittal Agent, together and in accordance with the letter of transmittal from the Transmittal Agent, they will be canceled and exchanged for the Merger Consideration.

        (f) Except as expressly provided herein, the Surviving Corporation will pay all charges and expenses, including those of the Transmittal Agent (if such Transmittal Agent is not Giga-tronics) in connection with the exchange of Certificates for the Merger Consideration. Any Merger Consideration deposited with the Transmittal Agent which remain unclaimed by the former Microsource Shareholders after six (6) months following the Effective Time will be delivered to Giga-tronics, and any former Microsource Shareholders who have not then complied with the instructions for exchanging their Certificates will thereafter look only to Giga-tronics for exchange of Certificates for the Merger Consideration.


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

        (g) If any Certificate will have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Transmittal Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with the terms of this Agreement. When authorizing such payment in exchange for any lost, stolen or destroyed Certificate, the person to whom the Merger Consideration is to be issued, as a condition precedent to the issuance thereof, if so requested by Giga-tronics, will give Giga-tronics a bond satisfactory to Giga-tronics against any claim that may be made against Giga-tronics with respect to the Certificate alleged to have been lost, stolen or destroyed.

        (h) Neither Giga-tronics, the Merger Sub nor the Transmittal Agent will be liable to any former shareholder of Microsource for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. To the extent permitted by applicable law, any portion of the Merger Consideration that remains unclaimed by any Microsource Shareholder (at such time as such portion of the Merger Consideration would otherwise escheat to or become property of any governmental authority) will become the property of Giga-tronics, free and clear of any Liens (as defined below), claims or other interest of any other person previously entitled thereto.

        1.04. Section 1.05. is deleted in its entirety.

        1.05. Section 1.06. is amended and restated in its entirety as follows:

        SECTION 1.06. MICROSOURCE OPTIONS. All of the outstanding options to purchase shares of Microsource Common Stock granted pursuant to the 1982 Stock Option Plan, 1983 Stock Option Plan, 1985 Stock Option Plan, 1988 Stock Option Plan and 1992 Employee Stock Option Plan of Microsource and pursuant to Section
5.10 that are not exercised prior the Effective Time shall be canceled.

        1.06. Section 1.07. is deleted in its entirety, including without limitation, Exhibit 1.07.

        1.07 Section 1.08(c) is amended and restated in its entirety as follows:

               (c) A Microsource Warrant shall be deemed to be "in the money" if the per share exercise price of such Microsource Warrant equals or exceeds the Per Share Price multiplied by the number of shares of Microsource Common Stock into which one share of the Microsource Stock for which such Microsource Warrant is exercisable (if such Microsource Warrant is exercisable for Microsource Preferred Stock). For purposes of calculating the Per Share Price, it shall be assumed that all Microsource Warrants will be exercised prior to Closing except those Microsource Warrants with an exercise price of fifty cents ($.50) per share which will be canceled prior to Closing.

        Section 1.08(d) is deleted in its entirety.


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

        1.08. Section 5.02. is amended to (i) replace the reference to "Joint Proxy Statement/Prospectus" with the phrase "an information statement complying with applicable law (the "Information Statement") and (ii) to add to the end of clause (b), "or such written consent."

        1.09. Section 5.09. is deleted in its entirety, including, without limitation, Exhibit 5.09.

        1.10. Section 5.10 is deleted in its entirety.

        1.11. Section 5.11 is deleted in its entirety.

        1.12. Section 6.02. is deleted in its entirety.

        1.13. Section 6.08. is deleted in its entirety, including, without limitation, Exhibit 6.08.

        1.14. Section 6.09. is deleted in its entirety.

        1.15. Section 7.02. is deleted in its entirety

        1.16. Section 7.04. is deleted in its entirety.

        1.17. Section 7.06. is amended and restated in its entirety as follows:

        SECTION 7.06. COMMUNICATIONS. Between the date hereof and the Effective Time, no party will furnish any written communication to its shareholders or to the public generally or otherwise communicate with any news media if the subject matter thereof relates to the transactions contemplated by this Agreement without the prior approval of Microsource and Giga-tronics as to the content thereof, which approval will not be unreasonably withheld; provided that the foregoing will not be deemed to prohibit dissemination of the Information Statement by Microsource to the Microsource Shareholders or any other disclosure by any party required by any applicable law or by any competent governmental authority.

        1.18. Section 8.01.(d) is deleted in its entirety.

        1.19. Section 8.01.(e) Exhibit 8.01 of the Merger Agreement is deleted and replaced with Exhibit 8.01 attached hereto.

        1.20. Section 8.02.(d). is deleted in its entirety.

        1.21. Section 8.02.(e). Exhibit 8.02 is deleted and replaced with
Exhibit 8.02 attached hereto.

        1.22. Section 8.02.(f) is deleted in its entirety.

        1.23. Section 8.02.(g) is deleted in its entirety.

        1.24. Section 8.03.(a) is deleted in its entirety.


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

        1.25. Section 8.03.(b) is amended and restated as follows:

        (b) Shareholder approval. Microsource's shareholders will have duly approved this Agreement, the Agreement of Merger in the form attached as Exhibit
1.01 hereto, and the Merger, all in accordance with applicable laws and regulatory requirements."

        1.26. Article IX. is deleted in its entirety and restated as follows:

        SECTION 9.01. INDEMNIFICATION OBLIGATION.

        (a) Giga-tronics, each of its Affiliates (including Merger Sub), and each of their respective officers, directors, employees, agents and representatives (collectively, the "Giga-tronics Indemnitees") shall be indemnified and held harmless by Microsource (provided that, upon the Closing, Microsource shall cease to have any indemnity obligations under this Section 9.01, Microsource shall thereafter be a Giga-tronics Indemnitee, and no Microsource Shareholder shall have any right to seek reimbursement or contribution from Microsource for any amounts paid by such Microsource Shareholder under this Article IX), and each Microsource Shareholder in respect of any and all Damages incurred by any Giga-tronics Indemnitee as a result of any breach of any representation, warranty, covenant or agreement made by Microsource in this Agreement. Microsource (subject to the parenthetical in the preceding sentence) shall be liable in full with respect to any such breach, and each Microsource Shareholder shall be liable with respect to any such breach on a pro rata basis. Nothing set forth in this Section 9.01 shall be deemed to prohibit or limit any Giga-tronics Indemnitee's right at any time before, on or after the Closing Date to seek injunctive or other equitable relief, in lieu of or in addition to Damages, for the failure of Microsource to perform any covenant or agreement contained herein. After the Effective Time, all Damages to which any Giga-tronics Indemnitee may be entitled shall be payable from the Post-Merger Payments. The Microsource Shareholders shall have no obligations under this Article IX prior to the Effective Time. After the Effective Time, the obligations of the Microsource Shareholders under this Article IX shall be limited to the Post-Merger Payments.

        (b) Microsource, each Microsource Shareholder, and each of Microsource's and the Microsource Shareholders' respective Affiliates, and each of their respective officers, directors, employees, agents and representatives (collectively, the "Shareholder Indemnitees") shall be indemnified and held harmless by Giga-tronics in respect of any and all Damages incurred by any Shareholder Indemnitee as a result of any misrepresentation and/or breach of any representation, warranty, covenant or agreement made by Giga-tronics in this Agreement; provided, however, that Microsource and its Subsidiaries shall cease to be Shareholder Indemnitees after the Closing. Nothing set forth in this
Section 9.01(b) shall be deemed to prohibit or limit any Shareholder Indemnitee's right at any time before, on or after the Closing Date to seek injunctive or other equitable relief, in lieu of or in addition to Damages, for the failure of Giga-tronics to perform any covenant or agreement contained herein.


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



        SECTION 9.02. TERM OF INDEMNIFICATION OBLIGATION.

        (a) All representations, warranties, covenants, agreements and obligations of Microsource contained herein, and all claims of any Giga-tronics Indemnitee in respect of any breach of any such representation, warranty, covenant, agreement or obligation, shall terminate and be of no further force and effect twenty-four (24) months after the Effective Time. Notwithstanding the foregoing, in the event that any Giga-tronics Indemnitee shall provide written notice of a specifically identified claim for indemnification in accordance with the first sentence of Section 9.03 prior to the expiration of any applicable time period described in the prior sentences of this Section 9.02, such claim shall have been timely made even if such claim shall not be finally resolved until after the expiration of the applicable time period.

        (b) All representations, warranties, covenants, agreements and obligations of Giga-tronics and Merger Sub contained herein, and all claims of any Shareholder Indemnitee in respect of any breach of any such representation, warranty, covenant, agreement or obligation of Giga-tronics, shall terminate and be of no further force and effect twenty-four (24) months after the Effective Time. Notwithstanding the foregoing, in the event that any Shareholder Indemnitee shall provide written notice of a specifically identified claim for indemnification in accordance with the first sentence of Section 9.03 prior to the expiration of any applicable time period described in the prior sentences of this Section 9.02(b), such claim shall have been timely made even if such claim shall not be finally resolved until after the expiration of the applicable time period.

        SECTION 9.03. NOTICE AND DETERMINATION OF CLAIMS. If any Giga-tronics Indemnitee or Shareholder Indemnitee (each, an "Indemnitee") shall believe that such Indemnitee is entitled to indemnification pursuant to Section 9.01 from any Microsource Shareholder (or prior to the Closing, Microsource), with respect to a Giga-tronics Indemnitee, or from Giga-tronics, with respect to a Shareholder Indemnitee, as the case may be (the "Indemnitors"), in respect of any Damages, such Indemnitee shall give all potential Indemnitors prompt written notice thereof. Any such notice shall set forth in reasonable detail and, if and to the extent then known, the amount of Damages (or a good faith estimate thereof) arising from such claim and the basis for such claim for indemnification. The failure of such Indemnitee to give notice of any claim for indemnification promptly shall not adversely affect such Indemnitee's right to indemnity hereunder except to the extent that such failure adversely affects the rights of the Indemnitor to assert any reasonable defense to such claim. The Indemnitors shall have fifteen (15) business days following their receipt of such notice either (i) to acquiesce in such claim by giving such Indemnitee written notice of such acquiescence or (ii) to object to the claim by giving such Indemnitee written notice of the objection. If any Indemnitor acquiesces in such claim, such Indemnitee shall be entitled to be indemnified by the acquiescing Indemnitor for such Indemnitor's share (which may be the entire amount if so provided in this Agreement) of the Damages incurred by such Indemnitee in respect of such claim. If one (1) or more of the Indemnitors object to such claim in the manner required above by the expiration of such fifteen (15) business day period, representatives of the Indemnitor and Indemnitee (in the event the Indemnitor or Indemnitee is a corporation or other business entity, such representative shall be a member of senior management) shall meet to attempt to resolve such dispute. If the dispute cannot be resolved by such representatives within twenty (20) business days either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) calendar days after such written notification, the Indemnitor and Indemnitee shall meet for one (1) day with an impartial mediator (such mediator to be chosen by the mutual agreement of such Indemnitor and Indemnitee) and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one (1) day mediation, either party may begin litigation Proceedings. Nothing in this section shall be deemed to require arbitration.

        SECTION 9.04. THIRD PARTY CLAIMS. In connection with any claim that may give rise to indemnity under this Article IX resulting from or arising out of any claim or Proceeding against an Indemnitee by a person that is not a party hereto, the Indemnitors may, upon notice to the relevant Indemnitee, assume the defense of any such claim or Proceeding if the Indemnitors jointly acknowledge in writing to the relevant Indemnitee the right of such Indemnitee to indemnity pursuant hereto in respect of the entirety of such claim and provide written evidence reasonably satisfactory to such Indemnitee that such Indemnitors have the financial wherewithal to defend and pay such claim in full. If the Indemnitors assume the defense of any such claim or Proceeding, the Indemnitors shall select counsel reasonably acceptable to such Indemnitee to conduct the defense of such claim or Proceeding, shall take all steps necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof. If the Indemnitors shall have assumed the defense of any claim or Proceeding in accordance with this Section 9.04, the Indemnitors shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any such claim or Proceeding, without the prior written consent of such Indemnitee; provided, however, that the Indemnitors shall have paid or caused to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; provided further, that the Indemnitors shall not be authorized to encumber any of the assets of any Indemnitee or to agree to any restriction that would apply to any Indemnitee or to the conduct of such Indemnitee's business; and provided further, that a condition to any such settlement shall be a complete release of such Indemnitee with respect to such claim. Such Indemnitee shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. Each Indemnitee shall, and shall cause each of its Affiliates and representatives to, cooperate fully with the Indemnitors in the defense of any claim or Proceeding being defended by the Indemnitors pursuant to this
Section 9.04. If the Indemnitors do not assume the defense of any claim or Proceeding resulting therefrom in accordance with the terms of this Section 9.04, such Indemnitee may defend against such claim or Proceeding in such manner as it may deem appropriate, including settling such claim or Proceeding after giving notice of the same to the Indemnitors, on such terms as such Indemnitee may deem appropriate. If the Indemnitors seek to question the manner in which such Indemnitee defended such claim or Proceeding or the amount of or nature of any such settlement, the Indemnitors shall have the burden to prove by a preponderance of the evidence that such Indemnitee did not defend such claim or Proceeding in a reasonably prudent manner.

        SECTION 9.05. POST-MERGER PAYMENTS In the event of any claims under
Section 9.01 in which it is determined in accordance with this Article IX that any Giga-tronics Indemnitee is entitled to indemnification, Giga-tronics shall be entitled to offset such claims against the Post-

Merger Payments. If a balance remains of the Post-Merger Payments after the termination of the indemnification period set forth in 9.02(a), the Transmittal Agent shall distribute on a pro rata basis such balance to the Microsource Shareholders entitled thereto; provided, however, that the Transmittal Agent shall retain the portion of the balance of the Post-Merger Payment necessary to cover any claims for which a notice has been delivered by a Giga-tronics Indemnitee in accordance with Section 9.03, but such claim has not been finally resolved in accordance with Section 9.03 or 9.04; provided, however, that once such claim has been finally resolved in accordance with this Agreement, the Transmittal Agent shall distribute the portion of such balance of the Post-Merger Payments relating to the claim to the Microsource Shareholders or the Giga-tronics Indemnitees entitled thereto, as the case may be.

        SECTION 9.06. LIMITATION ON DAMAGES. The aggregate amount of all Damages pursuant to, or arising out of, this Agreement and the transactions contemplated hereby, including any breach of the covenants, representations, warranties and other provisions set forth in this Agreement, for which Microsource (in the event the Effective Time shall not occur) shall be obligated to indemnify all Giga-tronics Indemnitees shall not exceed the Merger Consideration, and after the Effective Time, shall not exceed the Post-Merger Payments. Neither party shall be liable for Damages under this Article IX unless the aggregate amount of all such Damages exceeds Thirty-Five Thousand Dollars ($35,000) in which case the liability for indemnification under this Article IX shall include all amounts including such Thirty-Five Thousand Dollars ($35,000).

        SECTION 9.07. EXCLUSIVE REMEDY. The remedies provided for in this
Article IX are exclusive and shall be in lieu of all other remedies for breach of this Agreement; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any party of any right to specific performance or injunctive relief, or any remedy arising by reason of any claim of fraud or a knowing or willful breach of this Agreement.

        SECTION 9.08. INDEMNIFICATION DEFINITIONS.

        (a) For purposes of this Agreement, "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, in each case resulting in actual out-of-pocket, lost "benefit of the bargain or other monetary loss, including (y) interest on cash disbursements in respect of any of the foregoing at a rate per annum equal to the prime rate as published by Bank of America, NT&SA, compounded quarterly, from the date each such cash disbursement is made until the person incurring the same shall have been indemnified in respect thereof and (z) reasonable costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents of such person. Without limiting the generality of the foregoing, effective after the Closing, any Damages to Microsource arising out of any such breach by Microsource (where such breach occurs before the Closing), shall be deemed to be Damages to Giga-tronics, and Giga-tronics shall be entitled to assert a claim under Article IX with respect thereto.

        (b) For purposes of this Agreement, "Proceeding" means any action, suit, hearing or arbitration or governmental investigation (whether public or private). 1.27. Section 10.01. Clause (b) is amended to delete the phrase "or Giga-tronics."

            Clause (e) is deleted in its entirety.

        1.28. Section 11.09. is hereby amended and restated as follows:

        SECTION 11.09. AMENDMENT AND WAIVERS. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. At any time before or after approval of this Agreement and the Merger by the shareholders of Microsource and prior to the Effective Time, this Agreement may be amended or supplemented by Microsource or Giga-tronics with respect to any of the terms contained in this Agreement, except that following approval by the shareholders of Microsource there will be no amendment or change to the provisions hereof with respect to the Merger Consideration without further approval by the shareholders of Microsource, and no other amendment will be made which by law requires further approval by such shareholders without such further approval.

        1.29. Section 11.12. is amended to delete the reference to Section 7.02.

                                   ARTICLE II

                                  MISCELLANEOUS

        2.01. GIGA-TRONICS COVENANT. Subject to the fiduciary duties of the Board of Directors and duties of management, during the two fiscal years following the Effective Time, Giga-tronics shall not make any material transfers of assets or operation of post-Merger Microsource to detrimentally affect Microsource's Net Income and will conduct the operations of post-Merger Microsource in good faith.

        2.02. AFFIRMATION. All terms of the Merger Agreement not expressly amended in this Amendment remain in full force and effect.

        2.03 ENTIRE AGREEMENT. The Merger Agreement, as amended by this Amendment, together with exhibits and schedules hereto and any side letter agreements executed substantially contemporaneously herewith, represents the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, discussions, negotiations and understandings of any kind. No binding representations have been made with respect to the levels of post-Merger Microsource's Net Income or the Post-Merger Payments.


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

        2.04. GOVERNING LAW. The laws of the State of California (irrespective of its choice of law principles) will govern all issues concerning this Amendment, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties.

        2.05. COUNTERPARTS. This Amendment may be executed in any number of counterparts, each of which will be an original as against any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Amendment will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all of the parties reflected hereon as signatories.

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



        IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

                                            GIGA-TRONICS INCORPORATED


                                            By: /s/George H. Bruns, Jr.
                                            Name:  George H. Bruns, Jr.
                                            Title: Chief Executive Officer


                                            GIGA MICRO CORP.


                                            By: /s/George J. Bruns, Jr.
                                            Name:  George H. Bruns, Jr.
                                            Title: Chief Executive Officer


                                            MICROSOURCE, INC.


                                            By:/s/ Mark Lampenfeld
                                            Name:  Mark Lampenfeld
                                            Title: President